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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 19, 2000

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X   Form 40-F
                                     -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No   X
                                    -----     -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ---------


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           TRICOM, S.A.



Dated April 19, 2000                       By: /s/ Carlos F. Vargas
                                               -------------------------------
                                               Name:  Carlos F. Vargas
                                               Title: Chief Financial Officer




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TRICOM ANNOUNCES PRICING OF EQUITY OFFERING

SANTO DOMINGO / Dominican Republic - April 12, 2000 - TRICOM, S.A. ("TRICOM") (NYSE: TDR) today announced that its offering of 4 million American Depositary Shares ("ADSs") has been priced at $18.50 each. All of the ADSs were sold by TRICOM.

The joint book-running managers for the offering of TRICOM ADSs were Bear, Stearns & Co., Inc and Morgan Stanley Dean Witter.


ABOUT TRICOM

TRICOM is a full-service telecommunications provider in the Dominican Republic. Through the only completely digital local access network in the Dominican Republic, a wireless network covering 80% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data transmission services. Through our subsidiary, TRICOM USA, Inc., we own switching facilities in New York and are one of the few Latin American long distance carriers licensed in the United States. For more information, visit TRICOM'S Web site at http://www.tricom.net, or phone (809) 476-4044.
                           ---------------------

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING THE COMPANY'S ANTICIPATED FUTURE OPERATING RESULTS, FUTURE REVENUES AND EARNINGS OR ADEQUACY OF FUTURE CASH FLOW. (THESE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS CONTAINING THE WORDS "EXPECT", "BELIEVE", "WILL", "MAY", "SHOULD", "PROJECT", "ESTIMATE" AND LIKE EXPRESSIONS, AND THE NEGATIVE THEREOF.) THESE STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS, INCLUDING THE RISKS ATTENDANT TO A GROWING BUSINESS IN A NEW INDUSTRY AS WELL AS THOSE RISKS DESCRIBED IN THE COMPANY'S QUARTERLY OR ANNUAL REPORT.

Contact:
     TRICOM, S.A.
     Miguel Guerrero
     Ph: 809/476-4054
     e-mail: mguerrero@tricom.com.do
             -----------------------
        or
     Strategic Growth International, Inc.
     Richard Cooper / Robert Schatz
     Ph: 516/829-7111
     e-mail: sgi@netmonger.net
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